VANC Pharmaceuticals Announces
Non Brokered Private Placement

January 30, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to announce a non-brokered private placement of up to 5,416,666 units of the Company at a price of $0.24 per unit (the “Units”) for gross proceeds of up to $1,300,000 (the “Offering”).

Each Unit will consist of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant (the “Warrant”).  Each Warrant will entitle the holder thereof to purchase one (1) additional common share for a period of sixty (60) months from the Closing Date of the Offering at a price of CDN$0.32 per Common Share.

The Warrants will be subject to an accelerated exercise provision that if the closing sales price of the Company’s common shares trades $0.10 or higher of the closing price of the financing for a period of 10 consecutive trading days, then the Company may, within five days of such event, provide notice by way of news release to the holders of the warrants of the early expiry of the warrants, and thereafter the warrants shall expire on that date that is 30 days from the date that such notice is given.

Proceeds from the Offering will be used by VANC for general ongoing working capital and corporate purposes.

“With this round of financing we will be building inventory and adding to our existing sales and marketing team to introduce our generic drug portfolio along with our OTC products to the Canadian market,” said Bob Rai, Interim CEO of VANC.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.  The Company anticipates there may be insider participation in the Offering.

This Offering is subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and Interim CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.